13 APRIL 2006

pSivida issues
PFIC Annual Information Statement

pSivida Limited believes that the IRS would consider it to have been a passive foreign investment company, or PFIC, under U.S. tax laws in its fiscal year ended June 30, 2005. As such, pSivida has released the following information statement in order to allow U.S. Holders to make an election to treat pSivida as a qualified electing fund, or QEF if so desired.

U.S. HOLDERS ARE ADVISED TO CONSULT THEIR TAX ADVISERS ABOUT THE PFIC RULES, INCLUDING THE CONSEQUENCES TO THEM OF MAKING A QEF ELECTION OR A MARK-TO-MARKET ELECTION WITH RESPECT TO PSIVIDA’S ORDINARY SHARES.

April 13, 2006

PFIC ANNUAL INFORMATION STATEMENT

1.	PFIC information applies to the year beginning July 1, 2004 and ending June 30, 2005 (the “Subject Year”) of pSivida Limited (the “Company”).

2.	No cash or other property was distributed to shareholders during the Subject Year.

3.	During the Subject Year, the Company had no net ordinary income and no net capital gain.

4.
The Company will permit U.S. shareholders to inspect and copy the Company’s permanent books of account, records and such other documents maintained by the Company that are necessary to establish that the Company’s ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles, and to verify these amounts and the shareholder’s pro rata share thereof.

Signed: /s/Aaron Finlay
Aaron Finlay, Chief Financial Officer and Company Secretary

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks; Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications.

pSivida conducts its operations from offices and facilities near Boston in Massachusetts, Malvern in the United Kingdom, Perth in Western Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties.  The statements involve potential applications of BioSilicon, potential indications for our other technologies, the number of our potential patents and other aspects of out busines.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the failure of the results of the Retisert for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; inability to recruit patients for the Phase III Medidur™ for DME trial; our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to successfully integrate CDS’ operations and employees; the failure of the CDS’ products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products; the failure of the Bausch & Lomb/Novartis co-promotion arrangement to provide faster royalty growth; failure of the slower progression or reduction of diabetic retinopathy resulting from the Retisert™ implant to have significant implications for Retisert™ and Medidur; failure of our evaluation agreements to result in license agreements; failure of Medidur™ to release the same drug as Retisert™ at the same rate; failure of the Medidur™ trials in DME to show a very similar stabilization or improvement diabetic retinopathy as Retisert™ for DME. and the failure of certain of our patent applications to result in granted patents. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.